EXHIBIT 99.1

DeepFX™ and ActiveFX™ fractional resurfacing featured at annual meeting of the American Society of Aesthetic Plastic Surgery

Yokneam, Israel, May 8th, 2008 – DeepFX and ActiveFX were featured during this year’s annual meeting of The American Society of Aesthetic Plastic Surgery (ASAPS) in San Diego during the Cosmetic Medicine course, chaired by Jeffrey Kenkel, MD of UTSW.

Dr. Kenkel has been using the fractional ActiveFX technology for more than two years, and commented about Lumenis’ latest technological advancement. “I’m excited about this new generation of CO2 devices because I can offer my patients a single treatment that provides desired results with manageable downtime.” Dr. Kenkel said.

Michael Kulick, MD, of San Francisco showcased DeepFX at the full-day course. Dr. Kulick performed a live DeepFX treatment, answering audience questions regarding pre- and post-treatment protocols, depth of penetration, and optimal settings. He noted that his patient felt little to no discomfort with the treatment, and had less post-operative side effects than other fractional devices that were presented.

DeepFX, the latest in fractional treatment offered by Lumenis Inc., joins the already popular ActiveFX as a powerful way to treat wrinkles, scars, skin tone and texture in a single treatment with minimum downtime.

ActiveFX targets the epidermal and papillary dermal layers of the skin and is ideal for treating conditions that manifest in the upper layers of the skin, including fine lines, dyschromia, and textural irregularities. DeepFX, which was introduced in 2007, targets the deep dermal layers of the skin, and provides exceptional results on deep wrinkles, scars, and peri-oral rhytids.

“The UltraPulse Encore, is the only system with both DeepFX and ActiveFX resurfacing options, providing physicians the most versatile CO2 laser in the industry” commented Dale Koop, Sr. Vice President and head of Lumenis’ Strategic Aesthetic Business Unit. “Long known as the ‘gold standard’ in the industry, the UltraPulse Encore is a shining example of Lumenis’ commitment to the ongoing development and commercialization of premium lasers to our physician customers”

Both the ActiveFX and DeepFX treatments gained widespread interest at this ASAPS meeting. Jordan Farkas, MD, presented four talks that included the dramatic histologic effects of ActiveFX and DeepFX. Dr. Farkas, who has completed extensive research on fractional technology, was awarded with this year’s Research Paper of the Year for his work. Kenneth Rothaus, MD, FACS, also presented on Lumenis’ fractional technology, and featured ActiveFX and DeepFX at the “Hot Topics in Cosmetic Surgery” discussion.

In the ASAPS meeting’s Scientific Session, “Fractional Resurfacing – A Critical Assessment,” a report on the clinical outcomes and histopathological results of ActiveFX and DeepFX, were presented by Dr. Jeffrey Kenkel. Dr. Kenkel also noted that he likes to combine the Lumenis fractional treatments. “Most patients have superficial and deep needs, so I often combine ActiveFX and DeepFX,” he said. He presented photos of his patients that received the treatments, and remarked on the exceptional results that had been achieved.

About Lumenis Ltd.

Lumenis is Israel’s largest medical device company with more than 1,000 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. In December 2006, a group led by a private equity consortium, Viola Partners and Ofer Hi-Tech Group, invested approximately $150 million in the Company.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.
DeepFX™ and ActiveFX™ are trademarks of Lumenis Ltd.

Lumenis Ltd.
Yokneam Industrial Park
P.O.B. 240
Yokneam 20692, Israel
Tel.   +972.4.959.9000
Fax.  +972.4.959.9050
www.lumenis.com